Lawrence S. Elbaum lelbaum@velaw.com Tel +1.212.237.0084 Fax +1.917.849.5379

April 2, 2020

Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	First United Corporation PREC14A filed by First United Corporation Filed March 30, 2020 File No. 000-14237

Mr. Panos:

Set forth below are the responses of First United Corporation (the “Corporation”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated March 31, 2020, with respect to its preliminary proxy statement, File No. 000-14237, filed with the Commission on March 30, 2020 (the “Proxy Statement”). Concurrently with the submission of this letter, the Corporation is filing an Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Proxy Statement, and all capitalized terms used but not defined herein have the same meanings as in the Proxy Statement.

General

1.	Please refer to the following statement: “If Driver Management is ultimately prohibited from voting its shares of Common Stock or nominating the Driver Nominees, then any proxy that you deliver to Driver Management will be void and your vote will not be counted.” Given that the disclosure immediately preceding this sentence indicates that “Driver Management [would] be prohibited from voting its shares of the Common Stock for five years”, please provide us with a legal analysis in support of the contention Driver Management also would be prohibited from voting shares for which it had been granted proxy authority to vote.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Hong Kong Houston London New York Richmond Riyadh San Francisco Tokyo Washington	1114 Avenue of the Americas 32nd Floor New York, NY 10036 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission April 2, 2020 Page 2

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment. The Corporation has revised this statement to clarify that the Corporation’s Amended and Restated Bylaws permit a person to nominate director candidates only if that person is a shareholder who is entitled to vote in the election of directors in question. As a result, if the Maryland Commissioner determines that Driver Management cannot vote its shares, then we believe Driver Management would not be entitled to nominate director candidates at the Annual Meeting.

What is the effect of abstentions and broker non-votes on voting?, page 7

2.	Please refer to the following statement: “If you do not provide voting instructions to your bank, broker, trustee or other nominee holding shares of our Common Stock for you, your shares will not be voted with respect to any proposal.” Please advise us of the legal basis upon which the registrant has relied to conclude that persons other than brokers, such as banks and other holders of record, may be ineligible to vote shares in the absence of instructions timely transmitted by beneficial owners. Alternatively, please revise to remove the implication that banks and other holders of record are the equivalent of brokers and thus might not vote absent instructions from beneficial owners. See Item 21(b) of Schedule 14A.

RESPONSE: The Corporation respectfully advises the Staff that it is the Corporation’s understanding that banks, trustees or other nominees may be member organizations of the New York Stock Exchange and therefore bound by Rule 402.08 of the New York Stock Exchange Listed Company Manual. Therefore, the Corporation further understands that all proposals are non-discretionary in a proxy contest for a bank, broker, trustee or other nominee with respect to the voting shares held for beneficial owners by the bank, broker, trustee or other nominee when such bank, broker, trustee or other nominee has received solicitation materials from both sides of a proxy contest. In response to the Staff’s comment, the Corporation has revised its disclosures in the Amended Proxy Statement regarding discretionary voting authority to clarify the foregoing.

Other Matters, page 47

3.	Please revise the description of the registrant’s possible use of discretionary authority to conform to the to the standard codified in Rule 14a-4(c)(1). At present, the disclosure suggests the right to use discretionary authority is absolute inasmuch as it can unconditionally be exercised to authorize voting by the proxy holders on any matters that may be properly introduced at the meeting.

Securities and Exchange Commission April 2, 2020 Page 3

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has revised the applicable description to clarify that the proxy holder has discretionary authority only to the extent permitted by 14a-4(c) of the Exchange Act.

Miscellaneous Information Concerning Participants, page A-4

4.	Please advise us, with a view towards revised disclosure, whether any indemnification agreements exist between the registrant and the director nominees. Please refer to Item 7(b) of Schedule 14A and corresponding Item 401(a) of Regulation S-K. To the extent the line item disclosure requirement is deemed inapplicable, a negative response is not required to be disclosed in the proxy statement as explained by and permitted under Rule 14a-5(a).

RESPONSE: The Corporation respectfully advises the Staff that Items 7(b) of Schedule 14A and Item 401(a) of Regulation S-K do not require disclosure of any indemnification agreements between the Corporation and its directors or director nominees. However, the Corporation is not a party to any indemnification agreements with any of its directors or director nominees. Although directors, if elected, are entitled to indemnification and the advancement of expenses pursuant to Article VIII of the Corporation’s Amended and Restated Bylaws and Section 2-418 of the Maryland General Corporation Law, we respectfully submit that such fact is not required to be disclosed in the Amended Proxy Statement.

Form of Proxy

5.	The form of proxy has not been electronically submitted together with the proxy statement. Consequently, once the form of proxy is filed, a definitive proxy statement will not become eligible to be distributed to shareholders for at least ten days. Please file the form of proxy in accordance with Rule 14a-6(a), or advise us when we can expect such submission.

RESPONSE: The Corporation respectfully acknowledges the Staff’s comment and has included the form of proxy in the Amended Proxy Statement.

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Securities and Exchange Commission April 2, 2020 Page 4

Please contact me directly at (212) 237-0084 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours, /s/ Lawrence S. Elbaum Lawrence S. Elbaum

Enclosures